FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2015

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-207355) OF SANTANDER UK GROUP HOLDINGS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Santander UK Group Holdings plc hereby incorporates by reference the following exhibits to this report on Form 6-K into its Registration Statement on Form F-3 (File No. 333-207355).

Exhibit No.	Description of Document
4.4	First Supplemental Indenture, dated as of October 16, 2015, between Santander UK Group Holdings plc and Law Debenture Trust Company of New York, as trustee.

5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special U.S. counsel to Santander UK Group Holdings plc.

5.2	Opinion of Slaughter and May, English solicitors to Santander UK Group Holdings plc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC
(Registrant)

Dated: October 16, 2015	By:	/s/ Amaya Mazaira
(Authorized Signatory for and on behalf of Santander UK Group Holdings plc)